

May 19, 2010

By U.S. Mail and Facsimile to: (213) 427-6584

Alex Ko
Chief Financial Officer
Wilshire Bancorp, Inc.
3200 Wilshire Boulevard
Los Angeles, CA 90010

> **Re:** **Wilshire Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-50923**

Dear Mr. Ko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Trade Finance Services, page 10

1.   Please provide a greatly enhanced description of your Trade Finance Services operating segment. Also, provide a detailed discussion of that segment's results in Management's Discussion and Analysis of Financial Condition and Results of

Operation.

Item 1A. Risk Factors, page 29

2.   Noting the significant increase in non-performing loans, revise to add a risk factor for increasing non-performing loans and disclose the amount of non-performing loans at the end of the period and at the end of the prior comparable period. Also, disclose the 30 days delinquencies at the end of the period and at the end of the prior comparable period.

Item 7. Management's Discussion of Financial Condition and Results of Operations

Non-Performing Assets, page 77

3.   We note that your performing troubled debt restructurings have increased from $2.2M as of December 31, 2008 to $64.6M as of December 31, 2009 and $46.5M as of March 31, 2010. Please address the following:

   •   Tell us whether at the time the loan is restructured you continue to accrue interest. If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms;

   •   For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

   •   For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;

   •   Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status; and

   •   Quantify and disclose the types of concessions made (i.e. reduction in interest rate, extensions of the loan's maturity, or other actions) distinguishing between each loan product along with a discussion of your success with these different types of concessions.

4.   As a related matter, we note that troubled debt restructurings for December 31, 2009 were $64.6M. However, in your Form 10-Q for the quarter ended March 31, 2010 on page 35, you state that your troubled debt restructurings were $55.4M for this same time period. Please reconcile this difference and revise your future filings accordingly.

Item 8. Financial Statements and Supplementary Data

Note 3. Fair Value Option and Measurement For Financial Assets and Liabilities, page F-20

5.   We note disclosure on page F-21 that you determine the fair value of collateral dependent impaired loans by use of appraisals and other matrix pricing models, which require a significant degree of management judgment. Please tell us the following as of March 31, 2010 and December 31, 2009:

- Tell us in more detail the other matrix pricing models you use to determine fair value for your collateral dependent impaired loans;

- Tell us how you decide whether to using a matrix pricing model as compared to the use of an appraisal; and

- Tell us the percentage and amounts of your collateral dependent impaired loans that are fair valued using other matrix pricing models to those for which you obtain appraisals.

6.   As a related matter, we note your disclosure on page 50 that you have taken a proactive approach by acquiring updated appraisals on CRE loan collateral. Given the significant increase in the amount of collateral dependent impaired loans from December 31, 2008 through the quarter ended March 31, 2010, please tell us and revise your future filings to include the following enhanced disclosures related to your use of appraisals for your collateral dependent impaired loans:

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Note 5. Loans Receivable, Loans Held for Sale, and Allowance for Loan Losses, page F-29

7.   We note that your impaired loans have increased from $27.9M as of December 31, 2008 to $165.2M and $193.7M as of December 31, 2009 and March 31, 2010, respectively. Due to the significant increase in impaired loans please tell us in further detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, please provide us with a detail of your five largest impaired collateral dependent loans as of March 31, 2010, which includes discussion of the following:

- when the loan was originated;

- the allowance for loan losses associated with the loan, as applicable;

- when the loan became impaired;

- the underlying collateral supporting the loan;

- the last appraisal obtained for the loan, as applicable; and

- any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

9.   Please tell us why you have not provided the information required by Item 402(j) of Regulation S-K.

Compensation Discussion and Analysis, page 18

10.   Please tell us why you have not disclosed the performance targets that were established with respect to potential incentive bonus amounts for your named executive officers for the 2009 fiscal year.

Long-term Incentive Through Equity Grants, page 24

11.   Describe how you determined the amount of restricted stock to award to your named executive officers.

Summary Compensation Table, page 27

12.   Please provide information for five individuals or provide us with a detailed analysis of why you are not required to do so.

Director Compensation, page 29

13.   Please provide a narrative description of your compensation arrangements with respect to option awards to directors and disclose whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement.

Item 15. Exhibits, Financial Statement Schedules

14.   Please amend your Form 10-K and include the employment agreement with your chief executive officer as an exhibit.

15.   Please revise the description of Exhibit 10.21 to indicate that the shared-loss agreements with the FDIC are included with the purchase and assumption agreement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney